Amendment to Investment Sub-Advisory Agreement
Among Jackson National Asset Management, LLC, Van Eck Associates
Corporation, and Jackson Variable Series Trust

This Amendment is made by and among Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), Van Eck Associates Corporation, a Delaware corporation and registered investment adviser (the “Sub-Adviser”), and Jackson Variable Series Trust, a Massachusetts business trust (the “Trust”).

Whereas, the Adviser, the Sub-Adviser, and the Trust entered into an Investment Sub-Advisory Agreement effective as of the 27th day of April, 2015 (the “Agreement”), whereby the Sub-Adviser was appointed to provide certain sub-investment advisory services to the investment portfolio (the “Fund”) of the Trust, as listed on Schedule A to the Agreement.

Whereas, the parties have agreed to amend item b) of Section 17, “Notice.” to change the designated address for notices and other writings to the Sub-Adviser.

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement to delete b) of Section 17 entitled “Notice.” in its entirety and replace it with the following:

b)	To Sub-Adviser:
Van Eck Associates Corporation
666 Third Avenue, 9th Floor
New York, NY 10017
Attention: General Counsel
E-mail: jsimon@vaneck.com

This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Adviser, the Sub-Adviser, and Trust have caused this Amendment to be executed as of this 30th day of December, 2015, effective December 3, 2015.

Jackson National Asset Management, LLC	Van Eck Associates Corporation

By:	/s/ Mark D. Nerud	By:	/s/ Wu-Kwan Kit

Name:	Mark D. Nerud	Name:	Wu-Kwan Kit

Title:	President & Chief Executive Officer	Title:	Assistant VP

Jackson Variable Series Trust

By:	/s/ Emily J. Bennett

Name:	Emily J. Bennett

Title:	Assistant Secretary